UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                         Commission File Number:  0-5418

                            CUSIP Number: 93163V 10 9


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


(Check  One):  [ ]  Form 10-K and Form 10-KSB     [ ] Form 20-F    [ ] Form 11-K
               [X]  Form  10-Q  and  Form  10-QSB [ ]  Form  N-SAR

  For  Period  Ended:  September  30,  2006
                       --------------------

[ ]  Transition  Report  on Form 10-K       [ ] Transition Report on Form  10-Q
[ ]  Transition  Report  on Form 20-F       [ ] Transition Report on Form N-SAR
[ ]  Transition  Report  on  Form  11-K

For  the  Transition  Period  Ended  :________________________

Read  attached  instruction  sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION


Full  name  of  registrant:    Walker  Financial  Corporation
                               ------------------------------


Former  name  if  applicable:  ___________________________________________

Address of principal executive office (street and number):  990 Stewart Avenue
                                                            Suite  650
City,  state  and  zip  code:   Garden  City,  New  York  11530
                                -------------------------------

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                                     PART II
                             RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

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                                    PART III
                                    NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-QSB. The Company's Quarterly Report on Form 10-QSB will be filed on or before the 5th calendar day following the prescribed due date.

                                    PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

     Mitchell Segal,  Chief  Executive  Officer,  516-832-7000
     ---------------------------------------------------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
     [X]  Yes          [ ]  No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ]  Yes          [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                         Walker  Financial  Corporation
     -------------------------------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November  14,  2006               By:  /s/  Mitchell  Segal
       -------------------                    --------------------
                                              Mitchell  Segal
                                              Chief  Executive  Officer

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